Exhibit 16.1

December 23, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Tengion, Inc. (the Company) and, under the date of May 29, 2009, we reported on the financial statements of the Company as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008 and for the period from July 10, 2003 (inception) through December 31, 2008. On September 17, 2009, our appointment as principal accountants was terminated. We have read the Company’s statements included in this Registration Statement under the caption “Change in Accountants – Dismissal of Auditors,” and we agree with such statements except that we are not in a position to agree or disagree that our dismissal was approved by the Board of Directors of the Company.

Very truly yours,

/s/ KPMG LLP